MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2019

SSR Mining Inc.	MD&A First Quarter 2019 | 1

CONTENTS

1	First Quarter 2019 Highlights
2	Outlook
3	Business Overview
4	Results of Operations
5	Summarized Financial Results
6	Financial Instruments and Related Risks
7	Risks and Uncertainties
8	Non-GAAP Financial Measures
9	Critical Accounting Policies and Estimates
10	Internal Control over Financial Reporting and Disclosure Controls and Procedures
11	Cautionary Notes Regarding Forward-Looking Statements and Mineral Reserves and Mineral Resources Estimates

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2019

This Management's Discussion and Analysis ("MD&A") is intended to supplement the unaudited condensed consolidated interim financial statements of SSR Mining Inc., ("we", "us", "our" or "SSR Mining") for the three months ended March 31, 2019, and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting.

All figures are expressed in U.S. dollars except where otherwise indicated. References to CAD refer to Canadian dollars, and ARS to Argentine pesos. This MD&A has been prepared as of May 9, 2019, and should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2019.

Additional information, including our Annual Information Form and Annual Report on Form 40-F for the year ended December 31, 2018, is available on SEDAR at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission ("SEC") website at www.sec.gov.

This MD&A contains "forward-looking statements" that are subject to risk factors set out in a cautionary note contained in section 11 herein. We use certain non-GAAP and additional GAAP financial measures in this MD&A; for a description of each of these measures, please see the discussion under "Non-GAAP Financial Measures" in section 8 of this MD&A.

1.FIRST QUARTER 2019 HIGHLIGHTS

▪	Increased production at lower costs: Achieved quarterly consolidated production of near-record 112,513 gold equivalent ounces at cash costs of $712 per payable ounce of gold sold.

▪
Solid financial performance: Reported positive income from mine operations at all three mines totaling $30.2 million, net income of $5.7 million and adjusted attributable net income of $17.2 million or $0.14 per share.

▪
Low-cost record production at the Seabee Gold Operation: Produced 31,183 ounces of gold at cash costs of $467 per payable ounce of gold sold, second lowest quarterly cash costs since acquiring the operation in 2016.

▪	Solid operating performance at the Marigold mine: Mined 17.3 million tonnes of material with strong gold production of 53,151 ounces at cash costs of $812 per payable ounce of gold sold.

▪
Doubled silver production with lower costs at Puna Operations: Produced 2.4 million ounces of silver at lower cash costs of $9.94 per payable ounce of silver sold, as we processed higher grade silver ore from the Chinchillas mine.

▪	Chinchillas mine ramp up substantially completed: The Chinchillas mine was substantially completed during the quarter on budget. Focus is now on achieving steady state production.

▪
Completed $230 million convertible notes offering: Issued $230 million aggregate principal amount of 2.50% unsecured convertible senior notes on March 19, 2019. A portion of the proceeds was used to repurchase $150 million of our outstanding $265 million 2.875% convertible notes.

▪	Maintained strong balance sheet: Quarter-end cash increased to $461 million.

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2.	OUTLOOK

This section of the MD&A provides management's production, cost, capital, exploration and development expenditure estimates for 2019. These are “forward-looking statements” and subject to the cautionary note regarding the risks associated with forward-looking statements contained in Section 11. Cash costs per payable ounce of gold and silver sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in Section 8.
Our guidance is unchanged from that reported on January 15, 2019. For the full year 2019, we expect:

Operating Guidance		Marigold mine	Seabee Gold Operation	Puna Operations (75% interest)(4)
Gold Production	oz	200,000 - 220,000	95,000 - 110,000	—
Silver Production (Attributable)	Moz	—	—	6.0 - 7.0 (4.5 - 5.3)
Lead Production (Attributable)	Mlb	—	—	20.0 - 26.0 (15.0 - 19.5)
Zinc Production (Attributable)	Mlb	—	—	15.0 - 20.0 (11.3 - 15.0)
Cash Cost per Payable Ounce Sold (1)	$/oz	750 - 790	525 - 555	8.00 - 10.00
Sustaining Capital Expenditures (2)	$M	35	25	12
Capitalized Stripping / Capitalized Development	$M	20	12	20
Exploration Expenditures (3)	$M	7.5	6	1

(1)
We report the non-GAAP financial measure of cash costs per payable ounce of gold and silver sold to manage and evaluate operating performance at the Marigold mine, the Seabee Gold Operation and Puna Operations. See “Non-GAAP Financial Measures” in Section 8.

(2)	Sustaining capital expenditures for Puna Operations exclude initial capital expenditures related to the development of the Chinchillas project.

(3)	Includes capitalized and expensed exploration expenditures.

(4)	Shown on a 100% basis unless otherwise indicated by "attributable", which is shown on a 75% basis.

Based on the mid-points of guidance, on a consolidated basis we expect to produce 395,000 gold equivalent ounces in 2019 at gold equivalent cash costs of $700 per payable ounce sold. On an attributable basis we expect to produce 375,000 gold equivalent ounces in 2019 at gold equivalent cash costs of $700 per payable ounce sold based on the mid-points of guidance.

Gold equivalent figures for our 2019 operating guidance are based on a gold-to-silver ratio of 81:1. Cash costs and capital expenditures guidance is based on an oil price of $65 per barrel and exchange rate of 1.25 Canadian dollar to U.S. dollar.

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3.	BUSINESS OVERVIEW

Strategy

We are a Canadian-based resource company focused on the operation, acquisition, exploration and development of precious metal resource properties located in the Americas. We have three producing mines and a portfolio of precious metal dominant projects located throughout the Americas. Our focus is on safe, profitable gold and silver production from our Marigold mine in Nevada, U.S., our Seabee Gold Operation in Saskatchewan, Canada, and our 75%-owned Puna Operations in Jujuy, Argentina.

Corporate summary

SSR Mining has an experienced management team of mine-builders and operators with proven capabilities. We have a strong balance sheet with $461.4 million in cash and cash equivalents as at March 31, 2019. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

On March 19, 2019, the Company issued $230 million aggregate principal amount of 2.50% unsecured convertible senior notes (the “2019 Notes”), for net proceeds of $222.9 million after payment of commissions and expenses related to the offering. For a full description of the 2019 Notes see the “Capital Resources” discussion in section 5.

Of the proceeds from the 2019 Notes, $152.3 million was used to repurchase, in separate privately negotiated transactions, $150 million of our outstanding $265 million 2.875% convertible senior notes (the "2013 Notes").

Market overview

Metal prices

In the first quarter of 2019, the average gold price of $1,304 per ounce increased from the average gold price of $1,228 per ounce in the fourth quarter of 2018. The comparative average silver price over the same periods was $15.57 per ounce and $14.55 per ounce, respectively. Gold and silver prices closed the quarter at $1,295 per ounce and $15.10 per ounce, respectively. Our realized gold sales price for the first quarter of 2019 was $1,303 per ounce, 6% higher than the fourth quarter of 2018.

After a strong end to the fourth quarter of 2018, the gold price maintained momentum into the first quarter of 2019. Factors supporting the strong quarterly gold price performance included geopolitical uncertainty surrounding the Brexit outcome, US-China trade negotiations, an increasingly dovish interest rate outlook by the US Federal Reserve, and a briefly inverted yield curve. After peaking near a multi-year high, the gold price decreased at the end of February, impacted by US dollar strength driven by economic data releases and developments in US-China trade negotiations.

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Currency and commodity markets

During the first quarter of 2019, the Canadian dollar (“CAD”) averaged approximately 1.33 CAD per 1 USD, as compared with 1.31 per 1 USD in the fourth quarter of 2018, and closed at 1.33 CAD per 1 USD on March 29, 2019. The CAD traded in a range-bound fashion between 1.33 and 1.36 per US dollar in the first quarter, with initial strengthening impacted by a rise in energy prices, and weakness later in the quarter impacted by market perception of economic weakness relative to the US dollar. Our exposure to the CAD is significant due to our Seabee Gold Operation and we have continued our risk management hedging program to protect a portion of its CAD operating costs through 2020.

The Argentine peso (“ARS”) weakened significantly in the first quarter, closing at approximately 43 ARS per 1 USD on March 29, 2019. The decline in the value of the ARS has been impacted by a number of factors including high monthly inflation statistics, weak economic data, and lower polling for the Macri government, which is perceived as more market-friendly than other major political parties, leading up to the scheduled presidential election later in 2019. Subsequent to quarter end, the ARS has remained under significant pressure. In April 2019, the central bank of Argentina set a “no intervention” zone in the foreign exchange market ranging from approximately 40 to 51 pesos, which is effective until December 31, 2019. While a weaker currency is positive for our Argentine operating costs, we expect high inflation rates in Argentina to somewhat offset the benefits of the devaluation of the currency. The weakening ARS also has a positive impact on our outstanding moratorium liability which is denominated in ARS, but such positive impact is partially offset by the negative impact it has on our value added tax ("VAT") receivable balances.

After a significant decrease in the fourth quarter of 2018, West Texas Intermediate (“WTI”) oil prices increased progressively through the first quarter, with the quarterly lows (approximately $44 per barrel) on the first trading day and the high (approximately $61 per barrel) on the last trading day of the quarter. Subsequent to quarter end, the WTI price continued to increase, supported by the US administration’s decision not to issue new waivers on Iranian oil producers. Diesel, a product of oil, consumed at both the Seabee Gold Operation and at the Marigold mine plays an important factor in each operation's cost structure. To mitigate against adverse price movements, a portion of the diesel usage is hedged through 2020.

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Consolidated financial summary
(presented in thousands of U.S. dollars, except for per share values)

Selected Financial Data (1)
	Three months ended March 31,
	2019	2018
	$	$
Revenue	126,250	97,902
Income from mine operations (1)	30,237	17,231
Gross margin (%)	24	18
Operating income (1)	19,628	7,731
Net income (loss)	5,732	(2,322)
Basic attributable income (loss) per share	0.05	(0.01)
Adjusted attributable income before tax (1)	21,546	6,736
Adjusted attributable net income (1)	17,200	5,662
Adjusted basic attributable income per share (1)	0.14	0.05
Cash (used in) generated by operating activities	(303)	11,007
Cash (used in) generated by investing activities	(33,762)	1,387
Cash generated by financing activities	77,441	1,916

Financial Position	March 31, 2019	December 31, 2018
Cash and cash equivalents	461,351	419,212
Marketable securities	32,634	29,542
Current assets	800,491	733,119
Current liabilities	183,733	83,254
Working capital	616,758	649,865
Total assets	1,607,142	1,521,138

(1)
We report non-GAAP financial measures including income from mine operations, operating income, adjusted attributable income before tax, adjusted attributable net income, and adjusted basic attributable income per share, to manage and evaluate our operating performance. See "Non-GAAP Financial Measures" in Section 8.

Quarterly financial summary

Revenue in the first quarter of 2019 increased by 29% relative to the comparative quarter in 2018, due principally to an increase in gold sales both at the Marigold mine and the Seabee Gold Operation. Puna Operations' revenue also increased on higher sales of lead and zinc, partially offset by lower silver sales. Concentrate sales increased relative to the previous quarter, but lagged the increase in production of silver and lead resulting from processing solely Chinchillas ore in the first quarter of 2019.

Income from mine operations in the first quarter of 2019 generated a gross margin of 24%, higher than the 18% gross margin in the first quarter of 2018, due to higher income from mine operations generated by the Seabee Gold Operation and Puna Operations as lower cost and depreciation more than offset lower realized metal prices. Relative to the prior year quarter, the Marigold mine generated a lower gross margin due to higher costs and lower realized prices.

In the first quarter of 2019, we generated net income of $5.7 million, compared to a net loss of $2.3 million in the first quarter of 2018.

Cash used in operating activities in the quarter was $0.3 million compared to $11.0 million generated in the first quarter of 2018. Both the Seabee Gold Operation and Puna Operations had higher sales at lower unit costs while the Marigold mine had higher gold sales at higher unit costs. Cash from operating activities was negatively impacted by a $27.4 million increase in non-cash working capital, compared to a $11.9 million increase in the first quarter of 2018, due primarily to a combination of supplies inventory restocking at Seabee Gold Operation, increased concentrate finished goods inventories at Chinchillas as sales lagged production, higher leach pad inventory costs at the Marigold mine and

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a reduction in trade payables at the end of the quarter. We used $33.8 million in investing activities in the first quarter of 2019. This included expenditures of $13.2 million on property, plant and equipment and $6.1 million on the Chinchillas project. This compared to $1.4 million generated from investing activities in the first quarter of 2018. In the first quarter of 2018, we received $28.1 million from the sales of common shares of Pretium Resources Inc. ("Pretium"), which was partially offset by investing $8.8 million in property, plant and equipment, and $11.7 million on the Chinchillas project.

Cash generated from financing activities of $77.4 million resulted from the completion of the 2019 Notes offering for net proceeds of $222.9 million somewhat offset by the partial repurchase of $152.3 million of our 2013 Notes.

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4.	RESULTS OF OPERATIONS

Consolidated results of operations

The following table presents consolidated operating information for our Marigold mine, our Seabee Gold Operation and our Puna Operations, which is comprised of the Pirquitas and Chinchillas properties and in which we own a 75% interest. Additional operating information is provided in the sections relating to the individual mines.

	Three months ended
Operating data	March 31 2019	December 31 2018	September 30 2018	June 30 2018	March 31 2018
Consolidated production and sales:
Gold produced (oz)	84,334	74,779	86,290	73,018	66,676
Silver produced ('000 oz)	2,392	1,189	666	954	938
Silver produced (attributable) ('000 oz) (1)	1,794	892	500	716	704
Zinc produced ('000 lb) (2)	1,640	4,014	3,241	1,520	—
Lead produced ('000 lb) (3)	6,789	2,735	372	—	—

Gold sold (oz)	83,516	72,261	88,787	67,156	62,090
Silver sold ('000 oz)	927	932	623	1,142	1,064
Silver sold (attributable) ('000 oz) (1)	695	699	467	857	798
Zinc sold ('000 lb) (2)	3,218	1,983	382	—	—
Lead sold ('000 lb) (3)	2,977	1,059	—	—	—

Cash costs ($/oz) - payable gold from Marigold mine (4)	812	760	711	700	720
Cash costs ($/oz) - payable gold from Seabee Gold Operation (4)	467	502	447	616	481
Cash costs ($/oz) - payable silver from Puna Operations (4)	9.94	15.02	17.41	14.73	17.07

Gold equivalent production (oz) (5)	112,513	88,718	94,808	85,082	78,482
Gold equivalent production (attributable) (oz) (1,5)	105,468	85,236	92,685	82,072	75,537

Realized gold price ($/oz) (4)	1,303	1,230	1,208	1,304	1,334
Realized silver price ($/oz) (4)	15.35	14.42	15.45	16.49	16.79

Consolidated costs:
Cash costs per equivalent gold ounce sold ($/oz) (4,5)	712	757	682	758	766
AISC per equivalent gold ounce sold ($/oz) (4,5)	1,128	1,168	978	1,121	1,115

Financial data ($000s)
Revenue	126,250	103,712	115,033	104,028	97,902
Income from mine operations	30,237	16,536	21,875	21,203	17,231

(1)	Figures are on a 75% basis for attributable production and sales at Puna Operations.

(2)	Data for zinc production and sales relate only to zinc in zinc concentrate.

(3)	Data for lead production and sales relate only to lead in lead concentrate.

(4)
We report the non-GAAP financial measures of realized metal price, cash costs and all-in sustaining costs ("AISC") per payable ounce of precious metals sold to manage and evaluate operating performance at our mines. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our Consolidated Statements of Comprehensive Income (Loss), please refer to “Non-GAAP Financial Measures” in Section 8.

(5)
Gold equivalent ounces have been established using the realized metal prices per payable ounce of precious metals sold in the period and applied to the recovered silver metal content produced by the mines. Zinc and lead production are not included in gold equivalent ounces produced.

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Marigold mine, U.S.

	Three months ended
Operating data	March 31 2019	December 31 2018	September 30 2018	June 30 2018	March 31 2018
Total material mined (kt)	17,295	17,039	21,284	15,958	16,150
Waste removed (kt)	11,767	11,361	14,411	8,083	9,052
Total ore stacked (kt)	5,528	5,679	6,873	7,875	7,099
Strip ratio	2.1	2.0	2.1	1.0	1.3
Mining cost ($/t mined)	1.73	1.86	1.51	1.92	1.80
Gold stacked grade (g/t)	0.34	0.34	0.32	0.42	0.37
Processing cost ($/t processed)	1.20	1.27	1.12	0.86	0.93
Gold recovery (%)	73.0	72.9	72.3	74.4	73.6
General and admin costs ($/t processed)	0.54	0.51	0.50	0.41	0.42

Gold produced (oz)	53,151	54,306	58,459	49,436	42,960
Gold sold (oz)	55,517	50,550	59,612	46,644	42,078

Realized gold price ($/oz) (1)	1,303	1,227	1,207	1,304	1,331

Cash costs ($/oz) (1)	812	760	711	700	720
AISC ($/oz) (1)	984	995	965	981	954

Financial data ($000s)
Revenue	72,263	61,861	71,848	60,752	55,880
Income from mine operations	12,981	9,977	13,254	14,670	12,312
Capital expenditures (2)	3,167	8,328	25,461	14,481	4,665
Capitalized stripping	2,293	1,208	2,529	850	2,902
Exploration expenditures (3)	3,653	2,096	2,956	3,243	1,914

(1)
We report the non-GAAP financial measures of realized gold price, cash costs and AISC per payable ounce of gold sold to manage and evaluate operating performance at the Marigold mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our Consolidated Statements of Income (Loss), please refer to “Non-GAAP Financial Measures” in Section 8.

(2)	Includes expansion capital expenditure of $22 million in 2018.

(3)	Includes capitalized and expensed exploration expenditures.

Mine production

In the first quarter of 2019, the Marigold mine produced 53,151 ounces of gold, a 2% decline from the fourth quarter of 2018 mainly due to wet weather conditions during the period. Gold sales totaled 55,517 ounces, 10% higher than the previous quarter as we sold bullion inventory accumulated in the fourth quarter of 2018.

During the quarter, 17.3 million tonnes of material were mined, a 2% increase compared to the fourth quarter of 2018, as we commenced mining the next phase of the Mackay pit, which resulted in shorter haul distances and offset the weather events early in the quarter.

Approximately 5.5 million tonnes of ore were delivered to the heap leach pads at a grade of 0.34 g/t gold. This compares to 5.7 million tonnes of ore delivered to the heap leach pads at a grade of 0.34 g/t gold in the fourth quarter of 2018. The strip ratio was 2.1:1 for the quarter.

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Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in Section 8.

Cash costs, which include all costs of inventory, refining costs and royalties, of $812 per payable ounce of gold sold in the first quarter of 2019 was 7% higher than the previous quarter primarily due to planned lower grades mined in the second half of 2018 and the first quarter of 2019. Total mining costs of $1.73 per tonne in the first quarter of 2019 were 7% less than in the previous quarter due to 2% more tonnes mined and lower maintenance costs. Processing unit costs were 6% lower in the first quarter due to a 17% reduction in cyanide costs that resulted from the start up of a new leach pad. This reduction in costs offset the 3% reduction in ore tonnes stacked. General and administrative unit costs were 6% higher in the first quarter of 2019 than in the fourth quarter of 2018 primarily due to lower ore tonnes stacked.

Despite the higher cash costs, AISC per payable ounce of gold sold decreased in the first quarter of 2019 to $984 from $995 in the fourth quarter due to decreased capital spending, partially offset by higher deferred stripping and capitalized exploration.

Mine sales

A total of 55,517 ounces of gold were sold at an average realized gold price of $1,303 per ounce during the first quarter of 2019, an increase of 10% from the 50,550 ounces of gold sold at an average realized gold price of $1,227 per ounce during the fourth quarter of 2018.

Exploration

The primary objective for exploration work in 2019 is to explore the north and south extensions of Red Dot, and the western area of the Mackay pit. Activities in these areas have the potential to discover additional Mineral Resources due to their proximity to existing Mineral Resources. During the first quarter, we completed 70 reverse circulation (RC) drillholes for 23,447 meters.

A limited amount of work during the period advanced the Mineral Resource to Mineral Reserve conversion at Red Dot through the completion of geotechnical and QA/QC core drilling. This work comprised 12 core holes for 4,893 meters.

During the period, results were received from 40 of the 70 RC holes, with 29 reporting resource grade intercepts. These results will be compiled later in the year with our existing data.

Looking ahead to the second quarter, RC drilling on the East Basalt and Valmy targets will commence once ground conditions improve from the wet weather conditions.

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Seabee Gold Operation, Canada

	Three months ended
Operating data	March 31 2019	December 31 2018	September 30 2018	June 30 2018	March 31 2018
Total ore milled (t)	90,756	86,447	88,273	84,010	93,269
Ore milled per day (t/day)	1,008	940	959	923	1,036
Gold mill feed grade (g/t)	8.59	10.20	9.52	7.95	8.95
Mining costs ($/t mined)	52	57	48	60	59
Processing costs ($/t processed)	28	26	26	27	21
Gold recovery (%)	97.2	97.6	97.1	97.3	97.4
General and admin costs ($/t processed)	53	63	47	62	53

Gold produced (oz)	31,183	20,473	27,831	23,582	23,716
Gold sold (oz) (1)	27,999	21,711	29,175	20,512	20,012

Realized gold price ($/oz) (2)	1,302	1,236	1,210	1,306	1,340

Cash costs ($/oz) (2)	467	502	447	616	481
AISC ($/oz) (2)	973	743	596	854	896

Financial data ($000s)
Revenue	36,431	26,890	35,270	26,706	26,789
Income from mine operations	13,672	7,347	11,061	5,703	6,672
Capital expenditures	8,772	625	968	1,035	4,426
Capitalized development	3,379	2,910	1,812	2,069	2,283
Exploration expenditures (3)	3,172	1,661	2,860	2,745	2,032

(1)	Beginning with the first quarter of 2018, the holder of the 3% net smelter return royalty elected to receive its royalty in-kind and we will no longer report these ounces within gold sold.

(2)
We report the non-GAAP financial measures of realized gold price, cash costs and AISC per payable ounce of gold sold to manage and evaluate operating performance at the Seabee Gold Operation. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our Consolidated Statements of Comprehensive Income (Loss), please refer to “Non-GAAP Financial Measures” in Section 8.

(3)	Includes capitalized and expensed exploration expenditures.

Mine production

Seabee Gold Operation produced a record 31,183 ounces of gold in the first quarter of 2019, largely due to timing of gold pours at year-end 2018 and aided by the increased mill throughput rate. Gold sales totaled 27,999 ounces for the first quarter, 29% higher than the fourth quarter of 2018.

The mill achieved an average throughput of 1,008 tonnes per day over the first quarter, a 7% increase compared to the previous quarter, reflecting a higher mining rate at the Santoy mine. Gold mill feed grade was 8.59 g/t, in line with plan. Gold recovery remained consistent at 97.2%.

Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in Section 8.

Cash costs per payable ounce of gold sold, which include all costs of inventory and refining costs, were $467 in the first quarter of 2019, 7% lower than the $502 recorded in the fourth quarter of 2018. Lower cash costs were due to lower unit operating costs for mining and general and administrative as a higher proportion of underground activities were directed to capitalized development. Costs per tonne mined were $52 in the first quarter of 2019, 9% lower than in the previous quarter due to higher tonnes mined. Processing costs per tonne were higher than the prior quarter, while general and administrative unit costs decreased by 16% in the first quarter of 2019 compared to the fourth quarter

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of 2018 due to adjustments to payroll accruals and lower tonnes milled in the fourth quarter of 2018. Lower unit costs more than offset lower grades processed.

AISC per payable ounce of gold sold were $973 in the first quarter of 2019, 31% higher than the $743 in the fourth quarter of 2018 as increased capital expenditures, capital development and capitalized exploration were somewhat offset by payable ounce of gold sold. This increase is due to the seasonal nature of our operation whereby a majority of annual sustaining capital items are purchased in the first quarter of each year for delivery on the ice road for summer construction. In the first quarter, sustaining capital included approximately $7 million for our planned investment in underground mining equipment to increase capacity, flexibility and reliability at the Seabee mine.

Mine sales

A total of 27,999 ounces were sold at an average realized gold price of $1,302 per ounce during the first quarter of 2019, 29% higher than the 21,711 ounces of gold sold in the fourth quarter of 2018, at an average realized gold price of $1,236 per ounce of gold.

Exploration

For 2019, the Seabee Gold Operation planned 45,000 meters of underground drilling and 23,000 meters of surface drilling with the objective to increase and convert Mineral Resources into Mineral Reserves near the Santoy Mine. In the first quarter of 2019, we completed 12,576 meters of underground drilling and 15,561 meters of surface drilling in 24 and 58 drillholes, respectively.

Underground activities for the first quarter of 2019 centered on three targets, including Santoy Gap hanging wall (“Gap HW”), Santoy 8A vein zone and Santoy 9 A and C vein zones. Surface drilling in the first quarter focused on three areas including Gap HW, 8A East, Batman Lake and the Fisher project with 7,639 meters being completed in 20 core drillholes. Several Gap HW holes intersected visible gold, particularly in the near surface drillholes targeting the up plunge extension of the structure. We expect that these results will increase Mineral Resources for Gap HW once compiled with our existing drill data.

On greenfields targets, we received anomalous positive results from two holes at Batman Lake, located 800 meters south of Santoy mine on the Seabee property, and the last hole completed on the north Mac showing at the Fisher project. Results from the majority of the Fisher property drilling are pending assay results.

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Puna Operations, Argentina (75% interest)
(amounts presented on a 100% basis unless otherwise stated)

	Three months ended
Operating data	March 31 2019	December 31 2018	September 30 2018	June 30 2018	March 31 2018
Total material mined (kt) (1)	2,618	897	—	—	—
Waste removed (kt) (1)	2,469	696	—	—	—
Strip ratio (1)	16.5	3.5	—	—	—
Mining costs ($/t mined) (1)	2.74	2.61	—	—	—
Ore milled (kt)	345	342	308	396	374
Silver mill feed grade (g/t)	235	133	96	110	115
Zinc mill feed grade (%)	0.46	1.14	1.25	0.71	—
Lead mill feed grade (%) (1)	1.07	0.92	—	—	—
Processing costs ($/t milled)	29.62	22.18	20.87	17.26	15.34
Silver recovery (%)	91.7	81.5	69.9	68.1	67.7
Zinc recovery (%)	47.3	49.5	38.1	31.5	—
Lead recovery (%) (1)	83.6	83.1	—	—	—
General and admin costs ($/t milled)	8.02	8.16	7.98	7.07	6.33

Silver produced ('000 oz)	2,392	1,189	666	954	938
Silver sold ('000 oz)	927	932	623	1,142	1,064

Zinc produced ('000 lb) (2)	1,640	4,014	3,241	1,520	—
Zinc sold ('000 lb) (2)	3,218	1,983	382	—	—

Lead produced ('000 lb) (3)	6,789	2,735	372	—	—
Lead sold ('000 lb) (3)	2,977	1,059	—	—	—

Realized silver price ($/oz) (4)	15.35	14.42	15.45	16.49	16.79

Cash costs ($/oz) (4)	9.94	15.02	17.41	14.73	17.07
AISC ($/oz) (4)	19.76	20.45	22.39	17.66	18.37

Financial Data ($000s)
Revenue	17,556	14,961	7,915	16,570	15,233
Income (loss) from mine operations	3,584	(788)	(2,440)	830	(1,753)
Capital expenditures (5)	1,543	3,849	2,390	2,652	789
Capitalized stripping	6,191	—	—	—	—
Exploration expenditures (5)	1	21	6	429	6

(1)	Data for the fourth quarter of 2018 is for the period subsequent to December 1, 2018, the date upon which commercial production was declared at the Chinchillas mine.

(2)	Data for zinc production and sales relate only to zinc in zinc concentrate.

(3)	Data for lead production and sales relate only to lead in lead concentrate.

(4)
We report the non-GAAP financial measures of realized silver prices, cash costs and AISC per payable ounce of silver sold to manage and evaluate operating performance at Puna Operations. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our Consolidated Statements of Income (Loss), please refer to “Non-GAAP Financial Measures” in Section 8.

(5)	Does not include exploration or development expenditures of the Chinchillas project.

SSR Mining Inc.	MD&A First Quarter 2019 | 14

Mine production

The Chinchillas mine ramp up was substantially completed during the first quarter of 2019. Total material mined from the Chinchillas open pit increased significantly compared to the previous quarter as commercial production was achieved on December 1, 2018.

As noted in our annual guidance, waste removal is elevated in 2019 as the Chinchillas mine completes the highwall pushback and commences the next pit phase. This was demonstrated by the elevated strip ratio in the first quarter and is expected to continue through the third quarter of 2019 with a downward trend to year-end 2019. As a result, the Pirquitas mill will predominantly process stockpiled Chinchillas ore into the third quarter of 2019, with ore mined in 2019 principally supplying the Pirquitas mill in the fourth quarter of 2019.

Silver production was 2.4 million ounces for the quarter, an increase of 101% relative to the fourth quarter of 2018, mainly due to higher silver mill feed grade and silver recovery, as ore was sourced exclusively from the Chinchillas mine. Silver sales totaled 0.9 million ounces as concentrate shipments commenced later in the quarter. On an attributable basis, silver production and sales for the first quarter totaled 1.8 million ounces and 0.7 million ounces, respectively.

During the first quarter, ore was milled at an average of 3,830 tonnes per day, a 3% increase compared to ore milled in the previous quarter, mainly due to improvements in mill flotation pumping. Processed ore in the first quarter of 2019 contained an average silver grade of 235 g/t, a 77% increase compared to the fourth quarter of 2018, due to solely processing higher grade Chinchillas ore. Metallurgical recoveries of silver, lead and zinc are expected to be variable until we achieve steady state production. The new tailings pump system at the Pirquitas mill was completed during the quarter.

Mine operating costs

Cash costs and AISC per payable ounce of silver sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in Section 8.

Cash costs, which include cost of inventory, treatment and refining costs, provincial royalties, export duties and by-product credits, were $9.94 per payable ounce of silver sold in the first quarter of 2019, a 34% decrease from $15.02 per payable ounce of silver sold in the fourth quarter of 2018. The decrease was primarily due to higher production resulting from higher silver grade of ore processed with Chinchillas supplying all the processed ore and recognition of higher by-product credits.

AISC per payable ounce of silver sold in the first quarter of 2019 were $19.76, slightly lower than the fourth quarter of 2018 as significantly lower cash costs were offset by high sustaining capital per payable ounce in the first quarter. As discussed above, mining activities in the quarter focused on waste removal and drove high capitalized stripping costs. This, combined with payable silver ounces sold well below production due to the required ramp-up in concentrate sales, drove higher per payable ounce sustaining capital costs in the quarter.

Mine sales

Silver sales totaled 0.9 million ounces and attributable sales were 0.7 million in the first quarter of 2019, comparable to the fourth quarter of 2018. Sales of silver/lead and zinc concentrates increased through the first quarter and are expected to be in line with production over the remainder of 2019. Subsequent to the quarter, we entered into annual contracts for all expected 2019 concentrate tonnage, in line with past practice.

Exploration

At Puna Operations, exploration activities were limited to the completion of detailed drone magnetic data at Chinchillas and the Pirquitas mine areas. Magnetic inversions have been completed and contribute to target selection at both properties.

In 2018, we evaluated the potential for an underground mine at the Pirquitas deposit to provide supplemental ore to the Pirquitas mill. The study confirmed a technically feasible and economic project; however, with a return below our investment thresholds at current metal prices. We have budgeted $1 million in 2019 for a 3,000-meter drill program to test for extensions to the mineralization that could have a positive impact on the project economics. We plan to commence this drilling in the second quarter of 2019.

SSR Mining Inc.	MD&A First Quarter 2019 | 15

Chinchillas project, Argentina

During the first quarter, ore feed to the Pirquitas plant has been exclusively from the Chinchillas mine.

The in-pit tailings pumping system was commissioned during the quarter and tailings deposition to the pit is ongoing.

The Chinchillas truck shop structure is complete with equipping remaining in process. Three truck bays are being used for operating maintenance while works are completed.

Road upgrades and improvements were completed during the quarter. Infrastructure and diesel fueling station construction will continue into the second quarter of 2019 with remaining expected capital expenditures totaling $8 million. The project remains on budget.

5.	SUMMARIZED FINANCIAL RESULTS

The following table sets out selected financial results for each of the eight most recently completed quarters, expressed in thousands of USD, except per share and per ounce amounts:

	2019	2018				2017
	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun

	$000s	$000s	$000s	$000s	$000s	$000s	$000s	$000s
Revenue	126,250	103,712	115,033	104,028	97,902	107,881	106,005	116,982

Gold equivalent payable ounces sold	93,452	82,439	96,337	80,937	74,922	85,883	86,930	97,039

Realized gold price ($/oz) (1)	1,303	1,230	1,208	1,304	1,334	1,271	1,270	1,263
Realized silver price ($/oz) (1)	15.35	14.42	15.45	16.49	16.79	16.96	16.77	17.31

Income from mine operations	30,237	16,536	21,875	21,203	17,231	21,190	22,522	29,462
Income (loss) before tax	8,897	(7,559)	6,632	9,823	(806)	13,936	2,175	40,008
Net income (loss)	5,732	(2,544)	2,228	2,607	(2,322)	16,850	1,821	37,747

Attributable income (loss) to equity holders of SSR Mining	6,464	(3,486)	6,374	5,117	(1,626)	15,883	1,067	37,319

Basic attributable income (loss) per share	0.05	(0.03)	0.05	0.04	(0.01)	0.14	0.01	0.31
Diluted attributable income (loss) per share	0.05	(0.03)	0.05	0.04	(0.01)	0.14	0.01	0.31

Cash and cash equivalents	461,351	419,212	474,511	493,642	472,901	459,864	424,025	353,530
Total assets	1,607,142	1,521,138	1,503,717	1,504,987	1,490,123	1,537,454	1,499,220	1,514,567
Working capital (1)	616,758	649,865	649,448	671,967	685,731	728,131	684,077	677,811
Non-current financial liabilities	167,643	247,551	243,858	240,234	236,685	233,180	229,810	226,500

(1)
We report the non-GAAP financial measures realized metal prices per payable ounce of precious metals sold and working capital to manage and evaluate operating performance at our mines. For a better understanding of these measures, please refer to “Non-GAAP Financial Measures” in section 8.

The volatility in revenue over the past eight quarters has resulted from variable precious metals prices, which are not under our control, and sales volumes. There are no significant seasonal fluctuations in the results for the presented periods. Realized gold prices have ranged between $1,208 and $1,334 per payable ounce of gold, and realized silver prices have ranged between $14.42 and $17.31 per payable ounce of silver sold. Sales volumes have been impacted by generally increasing production at the Seabee Gold Operation, normal production variations at the Marigold mine due to its nature as a run-of-mine heap leach operation, and increasing production at Puna Operations as commercial production was declared at Chinchillas on December 1, 2018.

SSR Mining Inc.	MD&A First Quarter 2019 | 16

Income from mine operations broadly follows the trend in revenue. Gross margins reduced following Puna Operations' Pirquitas pit closure in early 2017 until the Chinchillas pit was brought into commercial production. Certain periods have been impacted by non-cash adjustments. Notably, the fourth quarter of 2017 was positively impacted by a $6.3 million reversal of inventory provision as a result of the extended operational plant life at our Puna Operations due to the Chinchillas project.

Net income before and after income tax has fluctuated significantly over the past eight quarters, as it has been heavily influenced by operating performance, an impairment reversal and other adjustments. Net income for the first quarter of 2019 was negatively impacted by a $5.4 million loss on redemption of convertible debt. Fourth quarter of 2018 net income was negatively impacted by a $2.8 million expense related to the premium paid over the prevailing market price on the purchase of the SilverCrest Metals Inc. ("SilverCrest"). Net income for the second quarter of 2018 was negatively impacted by the recognition of a $5.8 million income tax expense related to the re-organization of our business units in Argentina and the second quarter of 2017 was positively impacted by an impairment reversal of the Pirquitas plant of $24.4 million resulting from its life extension following the formation of Puna Operations.

Three months ended March 31, 2019, compared to the three months ended March 31, 2018

Net income attributable to our shareholders for the three months ended March 31, 2019 was $6.5 million ($0.05 per share), compared to net loss of $1.6 million ($(0.01) per share) in the same period of 2018. The following is a summary and discussion of the significant components of income and expenses recorded during the current quarter compared to the same period in the prior year.

Revenue

Realized gold and silver price is a non-GAAP financial measure. Please see the discussion under "Non-GAAP Financial Measures" in section 8.

In the three months ended March 31, 2019, we recognized total revenues of $126.3 million, compared to $97.9 million in the comparative period of 2018. This increase was primarily due to higher sales from both the Marigold mine and Seabee Gold Operation.

▪
At the Marigold mine, we recognized revenues of $72.3 million in the first quarter of 2019 from the sale of 55,486 payable ounces of gold at an average realized price of $1,303 per payable ounce sold. In the first quarter of 2018, revenues were $55.9 million from the sale of 42,055 payable ounces of gold at an average realized gold price of $1,331 per payable ounce sold. Higher revenues in the first quarter of 2019 compared to the same period in 2018 were due to higher sales resulting from higher production partially offset by lower realized gold price.

▪
At the Seabee Gold Operation, we recognized revenues of $36.4 million in the first quarter of 2019 from the sale of 27,985 payable ounces of gold at an average realized gold price of $1,302 per payable ounce sold. In the first quarter of 2018, revenues were $26.8 million from the sale of 20,000 payable ounces of gold at an average realized gold price of $1,340 per payable ounce sold. Sales quantities in the first quarter of 2019 were 40% higher than in the comparative quarter due to higher production. Comparative first quarter 2019 revenue was impacted by lower realized gold price.

▪
At Puna Operations, we recognized revenues of $17.6 million in the first quarter of 2019, from the sale of 0.8 million payable ounces of silver at an average realized price of $15.35 per ounce compared to revenue of $15.2 million recognized in the same quarter of 2018 from the sale of 1.0 million payable ounces of silver at an average realized price of $16.79 per ounce. At March 31, 2019, sales contracts containing 0.8 million ounces of silver were subject to final price settlement over the next four months.

Realized gold prices in the current quarter declined by $31 per ounce or 2% compared to the first quarter of 2018, while realized silver prices declined by $1.44 per ounce or 9%. Lower metal prices negatively impact revenue and reported income in the current quarter relative to the comparative quarter.

SSR Mining Inc.	MD&A First Quarter 2019 | 17

Cost of sales

Cost of sales for the first quarter of 2019 was $96.0 million, comparable to the $80.7 million in the first quarter of 2018.

▪
At the Marigold mine, cost of sales in the first quarter of 2019 was $59.3 million, generating income from mine operations of $13.0 million, equal to a gross margin of 18.0%. This compares to cost of sales of $43.6 million in the first quarter of 2018, generating income from mine operations of $12.3 million and a gross margin of 21.7%. The lower margin was due to lower realized gold prices and higher unit cost of inventory partially off-set by the lower depreciation and depletion per gold ounce sold.

▪
At the Seabee Gold Operation, cost of sales in the first quarter of 2019 was $22.8 million, generating income from mine operations of $13.7 million, equal to a gross margin of 37.5%. In the comparative period of 2018, cost of sales was $20.1 million, generating income from mine operations of $6.7 million, equal to a gross margin of 24.9%. The higher margin is due to lower unit cost of inventory, lower depreciation and depletion per gold ounce sold partially off-set by lower realized price of gold in the current period.

▪
At Puna Operations, cost of sales in the first quarter of 2019 was $14.0 million, generating income from mine operations of $3.6 million, equal to a gross margin of 20.4%. In the comparative period of 2018, cost of sales was $17.0 million, resulting in a loss from mine operations of $1.8 million, equal to a negative gross margin of 11.5%. The higher margin is mainly due to lower unit costs of inventory partially off-set by a lower realized silver price in the current period.

Other operating costs

General and administrative expenses in the three months ended March 31, 2019, of $6.9 million were comparable to the $6.7 million recorded in the three months ended March 31, 2018.

Exploration and evaluation costs of $3.7 million for the three months ended March 31, 2019, were higher than the $2.8 million for the three months ended March 31, 2018. The majority of expenditures in the first quarter of each of 2019 and 2018 related to greenfield exploration work performed at the Seabee Gold Operation.

Non-operating items

During the first quarter of 2019, we recorded interest expense and other finance costs of $8.6 million compared to $8.8 million recorded in the first quarter of 2018. In each period, the interest expense was mainly attributable to our 2013 Notes. In the first quarter of 2019, we also recorded a $5.4 million loss on redemption of the 2013 Notes.

We recorded a foreign exchange loss for the three months ended March 31, 2019, of $2.2 million compared to gain of $1.9 million in the three months ended March 31, 2018. Our main foreign exchange exposures are related to the ARS and CAD. During the three months ended March 31, 2019, this loss resulted mainly from a weaker CAD of which the overall impact was mitigated by offsetting contractual agreements in which we hold part of our cash and cash equivalent.

Taxation

For the three months ended March 31, 2019, we recorded an income tax expense of $3.2 million compared to $1.5 million in the three months ended March 31, 2018. The income tax expense in the quarter consisted of a current tax expense of $3.5 million and a deferred tax recovery of $0.3 million.

The income tax expense is a result of profitable operations at the Marigold mine and Seabee Gold Operation, and metal concentrate and gold sales activities in Canada. Offset to the income tax expense includes general and administrative expenses in Canada, and $1.7 million of tax recovery from the redemption of the 2013 Notes.

The income tax expense for the three months ended March 31, 2018 consists of a current tax expense of $0.8 million and a deferred tax expense of $0.7 million. The total income tax expense for the periods was a result of the profitable operations at the Marigold mine and Seabee Gold Operation, concentrate, and gold sales activities in Canada, offset by the general and administrative expenses in Canada.

SSR Mining Inc.	MD&A First Quarter 2019 | 18

Other comprehensive income

During the first quarter of 2019, we recognized a gain, net of tax of $2.6 million on marketable securities, compared to a loss of $38.3 million in the first quarter of 2018 which was primarily driven by valuation movements in our investment in Pretium Resource Inc. (which was fully sold in 2018).

Financial Position and Liquidity
(expressed in thousands of United States dollars)

	As at March 31	As at December 31,
	2019	2018
Cash and cash equivalents	461,351	419,212
Working capital (1)	616,758	649,865
Total assets	1,607,142	1,521,138
Non-current financial liabilities	167,643	247,551

	For the period ended March 31,
	2019	2018
Cash (used in) generated by operating activities	(303)	11,007
Cash (used in) generated by investing activities	(33,762)	1,387
Cash generated by financing activities	77,441	1,916

(1) We report the additional GAAP financial measure of working capital to manage and evaluate operating performance at our mines. For a better understanding of this measure, please refer to “Non-GAAP Financial Measures” in Section 8.

Liquidity

At March 31, 2019, we had $461.4 million of cash and cash equivalents, an increase of $42.1 million from December 31, 2018. The increase in cash resulted from the completion of the 2019 Notes financing for net proceeds of $222.9 million of which $152.3 million was used to repurchase a portion of the 2013 Notes. Cash used in operating activities was $0.3 million in the first quarter of 2019 compared to $11.0 million generated in the first quarter of 2018. First quarter of 2019 operating activities were impacted by a $27.4 million build-up in non-cash working capital due to a combination of supplies inventory re-stocking at Seabee Gold Operation, increased concentrate finished goods inventories and a reduction in trade payables. We used $33.8 million in investing activities in the first quarter of 2019. We invested $13.2 million in property, plant and equipment, $6.1 million in the Chinchillas project, $4.0 million of capitalized exploration, $3.4 million of underground development, $8.5 million of capitalized stripping and loaned $2.0 million to our Puna Operations joint venture partner.

At March 31, 2019, our working capital position decreased to $616.8 million, which was a decrease of $33.1 million from $649.9 million at December 31, 2018, mainly due to the reclassification of the remaining outstanding 2013 Notes from long-term to current. We manage our liquidity position with the objectives of ensuring sufficient funds available to meet planned operating requirements and providing support to fund strategic growth initiatives. Our cash balance at March 31, 2019, along with projected operating cash flows, are expected to be sufficient to fund planned activities over the next twelve months from the date of this MD&A. We continue to focus on capital allocation and our cost reduction strategy while also implementing various optimization activities at our operations to improve the cash generating capacity of each mine.

Of our cash and cash equivalents balance, $458.4 million was held in Canada and the United States. At March 31, 2019, we had $1.3 million cash in Argentina, which was mostly held in USD. All cash is invested in short-term investments or high interest savings accounts under our investment policy with maturities of 90 days or less providing us with sufficient liquidity to meet our foreseeable corporate needs.

SSR Mining Inc.	MD&A First Quarter 2019 | 19

Capital Resources
Our objectives when managing capital are to:

▪	safeguard our ability to continue as a going concern in order to develop and operate our current projects and pursue strategic growth initiatives; and

▪	maintain a flexible capital structure which lowers our cost of capital.
In assessing our capital structure, we include in our assessment the components of shareholders’ equity and our Notes. In order to facilitate the management of capital requirements, we prepare annual expenditure budgets and continuously monitor and review actual and forecasted cash flows. The annual and updated budgets are monitored and approved by our Board of Directors.
To maintain or adjust the capital structure, we may, from time to time, issue new shares or debt, repay debt or dispose of non-core assets. We expect our current capital resources will be sufficient to carry out our exploration plans and support operations through the current operating period.

We issued the 2019 Notes for net proceeds of $222.9 million after payment of commissions and expenses related to the offering. The 2019 Notes mature on April 1, 2039 and bear an interest rate of 2.5% per annum, payable semi-annually in arrears on April 1 and October 1 of each year. The 2019 Notes are convertible into common shares at a fixed conversion rate, subject to certain anti-dilution adjustments. The 2019 Notes are convertible into common shares at an initial conversion rate of 54.1082 common shares per $1,000 principal amount of 2019 Notes converted, equivalent to an initial conversion price of $18.48 per common share.

Prior to April 1, 2023, we may not redeem the 2019 Notes, except in the event of certain changes in Canadian tax laws. On or after April 1, 2023 and prior to April 1, 2026, we may redeem all or part of the 2019 Notes for cash, but only if the last reported sales price of our common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price in effect on each such trading day. On or after April 1, 2026, we may redeem the 2019 Notes in full or in part, for cash. Holders of the 2019 Notes have the right to require us to repurchase all or part of their 2019 Notes on April 1 of each of 2026, 2029 and 2034, or upon certain fundamental corporate changes. The repurchase price will be equal to 100% of the 2019 Notes, plus accrued and unpaid interest to the repurchase date.

Our $75 million senior secured revolving credit facility has a term to June 8, 2020, with a $25.0 million accordion. As of March 31, 2019, we were in compliance with externally-imposed financial covenants in relation to our credit facility. Our 2013 and 2019 Notes do not contain any financial covenants.

As at March 31, 2019, we had 121,218,252 common shares and 2,493,407 stock options outstanding which are exercisable into common shares at exercise prices ranging between C$4.00 and C$24.41 per share.

Outstanding share data

Our authorized capital consists of an unlimited number of common shares without par value. As at May 9, 2019, the following common shares and options were outstanding:

	Number of shares	Exercise price	Remaining life
		C$	(years)
Capital stock	121,220,088
Stock options	2,617,657	5.62 - 24.41	0.06 - 6.90
Other share-based compensation awards	917,180		0.90 - 9.66
Fully diluted	124,754,925

SSR Mining Inc.	MD&A First Quarter 2019 | 20

6. FINANCIAL INSTRUMENTS AND RELATED RISKS
We are exposed to a variety of financial risks as a result of our operations, including market risk (which includes price risk, currency risk and interest rate risk), credit risk and liquidity risk. Our overall risk management strategy seeks to reduce potential adverse effects on our financial performance. Risk management is carried out under policies approved by our Board of Directors.
We may, from time to time, use foreign exchange contracts, commodity price contracts, equity hedges and interest rate swaps to manage our exposure to fluctuations in foreign currency, metal and energy prices, marketable security values and interest rates, respectively. We do not have a practice of trading derivatives. Our use of derivatives is limited to specific programs to manage fluctuations in foreign exchange, diesel prices and marketable securities risks, which are subject to the oversight of our Board of Directors.
The risks associated with our financial instruments, and the policies on how we mitigate those risks are set out below. This is not intended to be a comprehensive discussion of all risks.
Market Risk
This is the risk that the fair values of financial instruments will fluctuate owing to changes in market prices. The significant market risks to which we are exposed are price risk, currency risk and interest rate risk.
(i)   Price Risk
This is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market prices. Income from mine operations in the next year depends on the metal prices for gold, silver, and to a lesser extent zinc and lead, and also prices of input commodities such as diesel. These prices are affected by numerous factors that are outside of our control, such as:
▪global or regional consumption patterns;
▪the supply of, and demand for, these metals;
▪speculative activities;
▪the availability and costs of metal substitutes;
▪inflation; and
▪political and economic conditions, including interest rates and currency values.
The principal financial instruments that we hold which are impacted by commodity prices are our silver concentrate trade receivables. The majority of our sales agreements are subject to pricing terms that settle within one to four months after delivery of concentrate, and this adjustment period represents our trade receivable exposure to variations in commodity prices.
We have not hedged the price of any precious metals as part of our overall corporate strategy.
We hedge a portion of our diesel consumption with the objective of securing future costs. We executed swap and option contracts under a risk management policy approved by our Board of Directors. In addition, due to the ice road supply at the Seabee Gold Operation, we purchase annual consumable supplies in advance at prices which are generally fixed at time of purchase, not during period of use.
There has been no significant change in our objectives and policies for managing this risk and no significant change in our exposure to this risk during the three months ended March 31, 2019.
(ii) Currency Risk
Currency risk is the risk that the fair values or future cash flows of our financial instruments and other assets and liabilities will fluctuate because of changes in foreign currency rates. Our financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as the functional currency of the entity that holds them; exchange gains and losses in these situations impact earnings.
We monitor and manage this risk with the objective of ensuring our group-wide exposure to negative fluctuations in currencies against the U.S. dollar is managed.

SSR Mining Inc.	MD&A First Quarter 2019 | 21

There has been no significant change in our objectives and policies for managing this risk and no significant change in our exposure to this risk during the three months ended March 31, 2019.
(iii)  Interest Rate Risk
Interest rate risk is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market interest rates. Interest rate risk arises from the interest rate impact on our cash and cash equivalents because these are the only financial instruments we hold that are impacted by interest based on variable market interest rates. The 2013 and 2019 Notes have fixed interest rates and are not exposed to fluctuations in interest rates. A change in interest rates would impact the fair value of the 2013 and 2019 Notes, but because we record the 2013 and 2019 Notes at amortized cost, there would be no impact on our financial results. We monitor our exposure to interest rates closely and have not entered into any derivative contracts to manage our risk.
There has been no significant change in our objectives and policies for managing this risk and no significant change in our exposure to this risk during the three months ended March 31, 2019.

a)Credit Risk
Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial contract. Our credit risk is limited to the following instruments:
(i) Credit risk related to financial institutions and cash deposits
Under our investment policy, investments are made only in highly-rated financial institutions and corporate and government securities. We diversify our holdings and consider the risk of loss associated with investments to be low.
(ii) Credit risk related to trade receivables
We are exposed to credit risk through our trade receivables on concentrate sales, which are principally with internationally-recognized counterparties. Payments of receivables are scheduled, routine and received within a contractually agreed time frame. We manage this risk by requiring provisional payments of at least 75% of the value of the concentrate shipped and through utilizing multiple counterparties.
(iii) Credit risk related to other financial assets
Our credit risk with respect to other financial assets includes deferred consideration following the sales of various mineral properties. We have security related to these payments in the event of default.
We also have credit risk through our VAT receivables and Puna credit balances that is collectible from the government of Argentina. The balance is expected to be recoverable in full, however due to legislative rules and the complex collection process, a significant portion of the asset is classified as non-current until government approval of the recovery claim is approved.
b)Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our obligations under our financial instruments as they fall due. We manage our liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support our current operations, expansion and development plans, and by managing our capital structure. Our objective is to ensure that there are sufficient committed financial resources to meet our business requirements for a minimum of twelve months.
A detailed discussion of our liquidity position as at March 31, 2019, is included in section 5.

SSR Mining Inc.	MD&A First Quarter 2019 | 22

7.	RISKS AND UNCERTAINTIES

The mining industry involves many risks which are inherent to the nature of the business, global economic trends and economic, environmental and social conditions in the geographical areas of operation. As a result, we are subject to a number of risks and uncertainties, each of which could have an adverse effect on our operating results, business prospects or financial position. We continuously assess and evaluate these risks and minimize them by implementing high operating standards and processes to identify, assess, report and monitor risks across our organization.

For a comprehensive list of other risks and uncertainties affecting our business, please refer to the section entitled "Risk Factors" in our most recent Annual Information Form, which is available at www.sedar.com, and our most recent Annual Report on Form 40-F, which is available on the EDGAR section of the SEC website at www.sec.gov.

There has been no significant change in our risks and uncertainties.

8.	NON-GAAP FINANCIAL MEASURES

The non-GAAP financial measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements.

Non-GAAP financial measures - Cash costs and AISC per payable ounce of precious metals sold

We use the non-GAAP financial measures of cash costs and AISC per payable ounce of precious metals sold to manage and evaluate operating performance. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate our performance and ability to generate cash flows. Cash costs per ounce metrics, net of by-product credits, are also used in our internal decision making processes. Accordingly, the data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

In line with the guidance published by the World Gold Council, AISC reflect the full cost of operating our consolidated business as they include the cost of replacing ounces through exploration, cost of sustaining capital and general and administrative expenses. Expansionary capital is not included in this measure.

The following table provides a reconciliation of our condensed consolidated interim statements of (loss) income to cash costs and AISC per payable ounce of precious metals sold for the three month periods indicated below:

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	Q1	Q4	Q3	Q2	Q1
	2019	2018	2018	2018	2018
	$000s	$000s	$000s	$000s	$000s
Marigold mine
Cost of sales (A)	59,282	51,884	58,594	46,082	43,568
Add: Treatment and refining costs	73	78	58	122	114
Less: By-product revenue	(14)	(11)	(13)	(24)	(16)
Less: Depreciation, depletion and amortization	(14,290)	(13,571)	(16,266)	(13,539)	(13,372)
Cash costs	45,051	38,380	42,373	32,641	30,294

Sustaining capital expenditure	3,167	8,328	9,343	8,626	4,665
Exploration and evaluation costs (sustaining)	3,653	2,096	2,956	3,243	1,914
Reclamation cost	429	253	309	376	358
Capitalized stripping costs	2,293	1,208	2,529	850	2,902
AISC	54,593	50,265	57,510	45,736	40,133

Seabee Gold Operation
Cost of sales (B)	22,759	19,544	24,208	21,003	20,117
Add: Treatment and refining costs	33	46	40	41	39
Less: By-product revenue	(8)	(10)	(12)	(8)	(16)
Less: Depreciation, depletion and amortization	(9,712)	(8,678)	(11,216)	(8,411)	(10,513)
Cash costs	13,072	10,902	13,020	12,625	9,627

Sustaining capital expenditure	8,772	624	968	1,035	4,426
Capitalized development	3,379	2,910	1,812	2,069	2,283
Exploration and evaluation costs (sustaining)	1,979	1,646	1,557	1,749	1,551
Reclamation cost	34	34	33	34	34
AISC	27,236	16,116	17,390	17,512	17,921

Puna Operations (1)
Cost of sales (C)	13,972	15,749	10,355	15,740	16,986
Add: Treatment and refining costs	1,709	807	820	1,228	1,522
Less: By-product revenue	(6,116)	(2,719)	(360)	—	—
Less: Depreciation, depletion and amortization	(1,146)	(752)	(478)	(870)	(1,053)
Cash costs	8,419	13,085	10,337	16,098	17,455

Sustaining capital expenditure	1,543	3,849	2,390	2,652	789
Exploration and evaluation costs (sustaining)	1	—	—	—	—
Reclamation cost	590	888	567	553	540
Capitalized stripping costs	6,191	—	—	—	—
AISC	16,744	17,822	13,294	19,303	18,784

Cost of sales, per consolidated statement of income (loss) (A+B+C)	96,013	87,177	93,157	82,825	80,671

AISC (total for all mines)	98,573	84,203	88,194	82,551	76,838
General and administrative costs	6,871	12,108	5,985	8,179	6,669
Consolidated AISC	105,444	96,311	94,179	90,730	83,507

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	Q1	Q4	Q3	Q2	Q1
	2019	2018	2018	2018	2018
	$000s	$000s	$000s	$000s	$000s
Marigold mine
Payable ounces of gold sold (oz)	55,486	50,524	59,583	46,618	42,055
Cash costs per payable gold ounce sold ($/oz)	812	760	711	700	720
AISC per payable gold ounce sold ($/oz)	984	995	965	981	954

Seabee Gold Operation
Payable ounces of gold sold (oz)	27,985	21,700	29,160	20,500	20,000
Cash costs per payable gold ounce sold ($/oz)	467	502	447	616	481
AISC per payable gold ounce sold ($/oz)	973	743	596	854	896

Puna Operations (1)
Payable ounces of silver sold (oz)	847,286	871,303	593,739	1,092,778	1,022,275
Cash costs per payable silver ounce sold ($/oz)	9.94	15.02	17.41	14.73	17.07
AISC per payable silver ounce sold ($/oz)	19.76	20.45	22.39	17.66	18.37

Realized gold price ($/oz)	1,303	1,230	1,208	1,304	1,334
Realized silver price ($/oz)	15.35	14.42	15.45	16.49	16.79

Precious metals equivalency
Equivalent payable gold ounces sold (2)	93,452	82,439	96,337	80,937	74,922
Cash costs per equivalent payable gold ounce sold ($/oz)	712	757	682	758	766
Consolidated AISC per equivalent payable gold ounce sold ($/oz)	1,128	1,168	978	1,121	1,115

(1) The data presented for Puna Operations is reported on a 100% basis.
(2) Gold equivalent ounces have been established using realized metal prices per payable ounce of precious metal sold in the period and applied to the recovered metal content of the gold and silver sold by the Marigold mine, the Seabee Gold Operation and Puna Operations. We have not included zinc and lead as they are considered a by-product.

Non-GAAP financial measures - realized metal prices

Average realized price per ounce of silver sold in each reporting period excludes the period end price adjustments and final settlements on concentrate shipments. The price adjustments do not apply to gold bullion sales.

Non-GAAP financial measures - adjusted net income (loss) attributable to our shareholders

We have included the non-GAAP financial performance measures of adjusted attributable income before tax, adjusted attributable income tax recovery (expense), adjusted attributable net income (loss) and adjusted basic attributable income (loss) per share. Adjusted net income (loss) excludes gains/losses and other costs incurred for acquisitions and disposals of mineral properties and exploration and evaluation assets, impairment charges and reversals, unrealized and realized gains/losses on financial instruments, significant non-cash foreign exchange impacts as well as other significant non-cash, non-recurring items. We exclude these items from net income to provide a measure which allows investors to evaluate the operating results of our underlying core operations and our ability to generate liquidity through operating cash flow to fund working capital requirements, future capital expenditures and service outstanding debt. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors may use this information to evaluate our performance. Accordingly, the data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

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Non-GAAP financial measure - working capital

Working capital is a non-GAAP measure calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies.

Non-GAAP financial measure - gross margin from mine operations

Gross margin from mine operations is a non-GAAP measure calculated as the difference between revenue and cost of sales, divided by revenue, expressed as a percentage.

Non-GAAP financial measures - adjusted attributable net income
We have included the non-GAAP financial performance measures of adjusted attributable income before tax, adjusted attributable income tax recovery (expense), adjusted attributable net income and adjusted basic attributable income per share. Adjusted net income excludes gains/losses and other costs incurred for acquisitions and disposals of mineral properties and exploration and evaluation assets, impairment charges and reversals, unrealized and realized gains/losses on financial instruments, significant non-cash foreign exchange impacts as well as other significant non-cash, non-recurring items. We exclude these items from net income to provide a measure which allows investors to evaluate the operating results of our underlying core operations and our ability to generate liquidity through operating cash flow to fund working capital requirements, future capital expenditures and service outstanding debt. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors may use this information to evaluate our performance. Accordingly, the data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The following table provides a reconciliation of adjusted net income to our consolidated financial statements:

	Three months ended March 31,
	2019	2018
	$000s	$000s
Income (loss) before income tax	8,897	(806)
Non-controlling interest	732	696
Income (loss) before tax attributable to our equity holders	9,629	(110)

Adjusted for:
Non-cash finance income and expense	4,999	5,105
Non-cash foreign exchange loss (gain)	296	(2,543)
Loss on convertible notes	5,423	—
Other items	1,199	4,284
Adjusted income before tax attributable to our equity holders	21,546	6,736

Income tax expense per consolidated statement of income (loss)	(3,165)	(1,516)
Adjusted for:
Change in prior period estimates	209	529
Change in tax rate	—	(87)
Tax impact on the redemption of 2013 convertible notes	(1,687)	—
Other items	297	—
Adjusted income tax expense	(4,346)	(1,074)

Adjusted net income attributable to our equity holders	17,200	5,662

Weighted average shares outstanding (000's)	121,023	119,882

Adjusted basic income per share attributable to our equity holders ($)	0.14	0.05

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9.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Basis of preparation and accounting policies

Our condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The comparative information has also been prepared on this basis. Our condensed consolidated interim financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2018.

The accounting policies applied in the preparation of our condensed consolidated interim financial statements are consistent with those applied and disclosed in our audited consolidated financial statements for the year ended December 31, 2018, except for the adoption of IFRS 16 "Leases".

We have adopted all of the requirements of IFRS 16 as of January 1, 2019. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for leases.

On adoption of IFRS 16, we have recorded right-of-use assets of $4.3 million within property, plant and equipment. We have recorded lease liabilities of $4.3 million as at January 1, 2019. The weighted average incremental borrowing rate for lease liabilities initially recognized as of January 1, 2019 was 7.5%.

Critical Accounting Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact our consolidated financial statements. Areas of judgment and key sources of estimation uncertainty that have the most significant effect are disclosed in Note 2(u) of our consolidated financial statements for the year ended December 31, 2018.

10.	INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in our internal control over financial reporting or disclosure controls and procedures during the three months ended March 31, 2019, that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

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11.	CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS AND MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES

This MD&A contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” “believes,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this MD&A relate to, among other things: future production of gold, silver and other metals; future costs of inventory, and cash costs, and AISC per payable ounce of gold, silver and other metals sold; expected achievement of our annual production and cash costs guidance; expected exploration and development expenditures; the prices of gold, silver and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the sufficiency of our current working capital, capital resources, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for gold, silver and other metals produced by us; expected metallurgical results and recovery rates; our ability to discover Mineral Resources and to convert Mineral Resources into Mineral Reserves; timing of production at the Marigold mine, the Seabee Gold Operation and Puna Operations; timing and results of our exploration and development programs; sales of silver/lead and zinc concentrates being consistent with production at Puna Operations for 2019; expected cost and timing of completion of construction milestones at Puna Operations, including the expectation that the Chinchillas project will remain on budget and achieving steady state production at Chinchillas; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us; the adoption of IFRS 16, its effects and the timing of related agreement data; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine, the Seabee Gold Operation, Puna Operations and our projects; our ability to replace Mineral Reserves; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations; the possibility of future losses; general economic conditions; counterparty and market risks related to the sale of our concentrates and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; reclamation and closure requirements for our mineral properties; potential labour unrest, including labour actions by our unionized employees at Puna Operations; indigenous peoples' title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; certain transportation risks that could have a negative impact on our ability to operate; assessments by taxation authorities in multiple jurisdictions; recoverability of value added tax and Puna credits balance and significant delays in the collection process in Argentina; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; fully realizing our interest in deferred consideration received in connection with recent divestitures; fully realizing the value of our shareholdings in our marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; our ability to complete and successfully integrate an announced acquisition; reputation loss resulting in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our projects; risks normally associated with the conduct of joint ventures; an event of default under

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our 2013 Notes or our 2019 Notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; information systems security threats; conflicts of interest that could arise from certain of our directors' and officers' involvement with other natural resource companies; other risks related to our common shares; and those other various risks and uncertainties identified under the heading "Risk Factors" in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the SEC.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms, our ability to continue operating the Marigold mine, the Seabee Gold Operation and Puna Operations, dilution and mining recovery assumptions, assumptions regarding stockpiles, the success of mining, processing, exploration and development activities, the accuracy of geological, mining and metallurgical estimates, no significant unanticipated operational or technical difficulties, maintaining good relations with the communities surrounding the Marigold mine, the Seabee Gold Operation and Puna Operations, no significant events or changes relating to regulatory, environmental, health and safety matters, certain tax matters and no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices, foreign exchange rates and inflation rates). You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Qualified Persons

The scientific and technical information contained in this MD&A relating to the Marigold mine has been reviewed and approved by Greg Gibson and James N. Carver, each of whom is a SME Registered Member and a qualified person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Gibson is our General Manager and Mr. Carver is our Chief Geologist at the Marigold mine. The scientific and technical information contained in this MD&A relating to the Seabee Gold Operation has been reviewed and approved by Cameron Chapman, P.Eng., and Jeffrey Kulas, P.Geo., each of whom is a qualified person under NI 43-101. Mr. Chapman is our General Manager and Mr. Kulas is our Manager Geology, Mining Operations at the Seabee Gold Operation. The scientific and technical information contained in this MD&A relating to Puna Operations has been reviewed and approved by Robert Gill, P.Eng., and F. Carl Edmunds, P.Geo., each of whom is a qualified person under NI 43-101. Mr. Gill is our General Manager at Puna Operations and Mr. Edmunds is our Vice President Exploration.

Cautionary Note Regarding Mineral Reserves and Mineral Resources Estimates

This MD&A includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this MD&A is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made.
In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the

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SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

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